EXHIBIT 99.13

CONSENT OF B. LEMELIN

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2015 of IAMGOLD Corporation.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form S-8 (File No. 333-142127) of the Company.

/s/ Bruno Lemelin
By:	Bruno Lemelin, ing., P.Eng
Director of Operations IAMGOLD Essakane SA

Dated: February 17, 2016